EXHIBIT 99.1

Equinor ASA: Ex dividend 1q23

From 14 August 2023, the shares in Equinor ASA (OSE: EQNR; NYSE: EQNR) will be traded ex dividend USD 0.90 (ordinary dividend of USD 0.30 and extraordinary dividend of USD 0.60).

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.